SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

Shaw Communications Inc.

(Translation of registrant’s name into English)

630 – 3rd Avenue S.W., Suite 900
Calgary, Alberta, Canada T2P 4L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☐	Form 40-F: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

NOTICE AND
PROXY INFORMATION CIRCULAR

ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF
SHAW COMMUNICATIONS INC.

TO BE HELD ON
WEDNESDAY, DECEMBER 4, 2002

SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of Shaw Communications Inc. will be held as follows:

Date:	Wednesday, December 4, 2002

Time:	11:00 a.m. (Calgary time)

Location:	Hyatt Regency Hotel Imperial Ballroom 700 Centre Street S.E. Calgary, Alberta

for the following purposes:

1.	to receive the consolidated financial statements for the year ended August 31, 2002 and the auditors’ report on those statements;

2.	to elect directors;

3.	to appoint auditors; and

4.	to transact such other business as may properly come before the meeting.

By Order of the Board of Directors,

Calgary, Alberta November 7, 2002	(signed) Margot M. Micallef, Q.C. Corporate Secretary

Holders of class A participating shares (“Class A Shares”) of the Corporation of record at the close of business on November 4, 2002 are the only shareholders entitled to notice of, and to vote at, the meeting. Holders of class B nonvoting participating shares (“Class B Non-Voting Shares”) of the Corporation are entitled to attend and speak at the meeting, but are not entitled to vote on any matter proposed for consideration.

If you cannot attend the meeting in person, you are encouraged to complete the accompanying proxy and to return it in the enclosed envelope to CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), to be received not later than 11:00 a.m. (Calgary time) on December 2, 2002.

SHAW COMMUNICATIONS INC.
PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on December 4, 2002, and any adjournments thereof, as set forth in the attached Notice of Meeting.

Unless otherwise noted, the information contained in this proxy circular is given as of November 7, 2002. All sums are expressed in Canadian dollars, unless otherwise noted.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The nominees proposed for election as directors of the Corporation are listed below. Directors will hold office until the next annual meeting or until their successors are elected or appointed. Management of the Corporation recommends voting in favour of each nominee.

			Shares
Name and			Owned/Controlled(2)
Municipality of	Background/Principal	Director
Residence(1)	Occupation	Since	Class A		Class B

Adrian Burns Rockcliffe Park, ON	Corporate Director; former Member of the Copyright Board of Canada; former Commissioner of the Canadian Radio- television and Telecommunications Commission	2001	Nil		1,500

James F. Dinning Calgary, AB	Executive Vice-President, Sustainable Development and External Relations, TransAlta Corporation, an international electric energy company	1997	Nil		3,200

George F. Galbraith Vernon, B.C	Corporate Director; former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia	1990	Nil		250,618

Ronald V. Joyce Calgary, AB	Senior Chairman and Co-Founder of The TDL Group, licensor of Tim Horton’s restaurants in Canada and the United States	2000	Nil		957,798

Charles V. Keating Dartmouth, N.S	Corporate Director; former Chairman of Access Communications Incorporated which operates a number of cable television systems in Nova Scotia	1985	Nil		3,861,565

Rt. Hon. Donald F. Mazankowski Vegreville, AB	Corporate Director; former Member of Parliament who held a number of Cabinet positions, including Deputy Prime Minister and Minister of Finance	1993	Nil		6,000

Harold A. Roozen Edmonton, AB	President and Chief Executive Officer, CCI Thermal Technologies Inc., a manufacturing company	2000	1,030,000	(3)	4,697,073	(3)

Jeffrey Royer Toronto, ON	Corporate Director and Private Investor	1995	Nil		6,972,786	(4)

			Shares
Name and			Owned/Controlled(2)
Municipality of	Background/Principal	Director
Residence(1)	Occupation	Since	Class A	Class B

Bradley S. Shaw(5) Calgary, AB	Senior Vice-President, Operations of Canadian Satellite Communications Inc. and Star Choice Communications Inc., satellite services companies which are subsidiaries of the Corporation	1999	9,500	2,480

JR Shaw(5) Calgary, AB	Founder and Executive Chair of the Corporation	1966	8,705,004	8,571,255

Jim Shaw(5) Calgary, AB	Chief Executive Officer of the Corporation	—	31,500	9,997

JC Sparkman Englewood, Colorado	Corporate Director; former Executive Vice-President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the U.S.	1994	Nil	15,000

John S. Thomas Delta, B.C	President, Delta Cable Communications Ltd. and Coast Cable Communications Ltd., which operate cable television systems in British Columbia	2000	Nil	2,000

Willard H. Yuill Medicine Hat, AB	Chairman and Chief Executive Officer, The Monarch Corporation, a privately owned company with communications, investment and sports franchise divisions	1999	400	16,164

Notes:

(1)	Other than Jim Shaw, all of the nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on December 7, 2001.

(2)	The information as to the shares beneficially owned, or over which control or direction is exercised, has been furnished by each of the nominees as of November 7, 2002.

(3)	An Associate of Harold A. Roozen is a major shareholder of Cathton Holdings Ltd., which owns 1,030,000 Class A Shares and 4,674,254 Class B Non-Voting Shares.

(4)	Jeffrey Royer beneficially owns 6,973 Class B Non-Voting Shares. An Associate of Mr. Royer owns 6,965,813 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(5)	All of the Class A Shares owned or controlled by JR Shaw, Jim Shaw and Bradley S. Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Certain Class B Non-Voting Shares held by corporations owned or controlled by JR Shaw and reflected in the numbers of Class B Non-Voting Shares owned or controlled by JR Shaw, as set forth above, are beneficially owned by other members of the Shaw family. JR Shaw is the father of Jim Shaw and Bradley S. Shaw.

(6)	The Executive Committee of the Board consists of JR Shaw (Chair), Donald F. Mazankowski, JC Sparkman, George F. Galbraith and Harold A. Roozen.

(7)	The Audit Committee of the Board consists of Jeffrey Royer (Chair), James F. Dinning and Harold A. Roozen.

(8)	The Corporate Governance Committee of the Board consists of Donald F. Mazankowski (Chair), Adrian Burns, John S. Thomas and Willard H. Yuill.

(9)	The Human Resources Committee of the Board consists of Charles V. Keating (Chair), Ronald V. Joyce and JC Sparkman.

Meetings Held and Attendance of Directors

The following tables summarize the meetings of the Board of Directors (the “Board”) of the Corporation and its committees held during the fiscal year ended August 31, 2002, and the attendance of individual directors of the Corporation at such meetings.

Meeting Type	Number of Meetings

Board of Directors	5
Executive Committee	2
Audit Committee	6
Corporate Governance Committee	3
Human Resources Committee	4

Director	Board Meetings Attended	Committee Meetings Attended(4)

JR Shaw	5 of 5	2 of 2
Adrian Burns(1)	5 of 5	2 of 2
James F. Dinning	5 of 5	6 of 6
George F. Galbraith	5 of 5	2 of 2
Ronald V. Joyce	5 of 5	3 of 3
Charles V. Keating	5 of 5	3 of 3
Donald F. Mazankowski	5 of 5	5 of 5
Jeffrey Royer	4 of 5	6 of 6
Harold A. Roozen	5 of 5	8 of 8
Bradley S. Shaw(2)	4 of 5	n/a
Leslie E. Shaw(2)(3)	5 of 5	n/a
JC Sparkman	4 of 5	5 of 5
John S. Thomas	5 of 5	3 of 3
Willard H. Yuill	5 of 5	3 of 3
Total Attendance Rate	96%	100%

Notes:

(1)	Adrian Burns was elected as a director of the Corporation on December 7, 2001 and did not attend any meetings prior to that date.

(2)	Neither Bradley S. Shaw nor Leslie E. Shaw served as a member of a committee of the Board during fiscal 2002.

(3)	Leslie E. Shaw is not standing for re-election as a director of the Corporation.

(4)	For a listing of the members of each committee of the Board, see the notes to the table under the heading “Business of the Meeting — Election of Directors”.

APPOINTMENT AND REMUNERATION OF AUDITORS

The firm of Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation.Management recommends voting in favour of the appointment of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

The aggregate amount paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit and audit-related (including separate audits of subsidiary entities, financings and regulatory reporting requirements) services in fiscal 2001 was approximately $1,018,000. Fees payable to Ernst & Young LLP for non-audit related (i.e. tax) services during fiscal 2001 were approximately $53,000.

The Audit Committee of the Corporation considered and agreed that these fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only very limited non-audit related services would be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee.

PROXY INFORMATION

SOLICITATION OF PROXIES

This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The first person named in the enclosed form of proxy is a director and officer of the Corporation and the second person named is an officer. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof, but prior to the use of the proxy at the Meeting or an adjournment thereof.

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or notice of revocation and, in either case, delivering it to the Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

VOTING OF CLASS A SHARES — ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to shareholders who hold Class A Shares through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares can be recognized and acted upon at the Meeting. If Class A Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted (for or against any resolution) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting shares to be represented at the Meeting.A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A Shares of record at the close of business on November 4, 2002, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As at November 4, 2002, there were 11,363,172 Class A Shares and 220,484,352 Class B Non-Voting Shares outstanding.

The only person who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 8,705,004 Class A Shares, representing 76.61% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares of the Corporation they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of three trustees. The representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of the Meeting.

RESTRICTED SHARES

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation except as provided by law and will not be entitled to vote on any matter at the Meeting. In certain circumstances, if a take-over bid is made for the Class A Shares of the Corporation, a holder of Class B Non-Voting Shares may, at his or her option, convert any or all Class B Non-Voting Shares then held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Corporation’s Articles, the Corporation is required to give notice of the occurrence of an event entitling the holders of Class B NonVoting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

EXECUTIVE COMPENSATION AND RELATED MATTERS

The following information is provided pursuant to the requirements of securities laws of certain provinces of Canada.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation earned during the last three financial years of the Corporation by the Corporation’s Executive Chair and its other four most highly compensated executive officers (“Named Executive Officers”) who served as executive officers as at August 31, 2002.

							Long Term
		Annual Compensation					Compensation

							Awards

Name and						Other Annual	Securities Under	All Other
Principal		Salary		Bonus		Compensation(6)	Options/SARs	Compensation(7)
Position	Year	($)		($)		($)	Granted	($)

JR Shaw	2002	937,000	(1)	6,326,730	(2)	63,962	Nil	13,500
Executive Chair	2001	938,000	(1)	4,603,400	(2)	49,511	Nil	13,500
	2000	923,500	(1)	3,623,000	(2)	59,212	400,000	13,500

Jim Shaw	2002	850,000		Nil		169,963	Nil	13,500
Chief Executive Officer	2001	850,000		1,000,000	(3)	241,859	Nil	135,450
	2000	850,000		3,013,600	(4)	252,093	400,000	30,000

Peter J. Bissonnette	2002	700,000		Nil		63,314	Nil	13,500
President	2001	537,500		1,000,000	(3)	26,894	Nil	22,713
	2000	500,000		2,029,086	(4)	28,857	200,000	291,418

Ronald D. Rogers	2002	450,000		Nil		23,057	Nil	13,500
Senior Vice President and	2001	400,000		1,000,000		17,603	Nil	207,213
Chief Financial Officer	2000	400,000		1,617,452	(4)	26,701	100,000	322,091

Margot M. Micallef	2002	450,000	(5)	Nil		87,118	Nil	13,500
Senior Vice President,	2001	400,000		1,000,000	(3)	47,988	Nil	13,500
Law and General Counsel	2000	400,000		1,617,452	(4)	39,286	100,000	13,500

Notes:

(1)	Includes directors fees paid by the Corporation of $37,500, $38,000 and $23,500 paid in fiscal 2002, 2001 and 2000, respectively.

(2)	Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, dated November 18, 1997 as described under “Report on Executive Compensation — Employment Contracts”.

(3)	Includes amounts accrued and paid during fiscal 2001 (as previously disclosed) and amounts accrued during fiscal 2001 but paid during fiscal 2002.

(4)	Includes proceeds received pursuant to the At Home Incentive Plans, established by the Corporation in 1997 for the benefit of its employees. The amounts payable under these incentive plans were tied to the performance of the shares of At Home Corporation (“At Home”). The Corporation had, through the efforts of its senior officers, received warrants to purchase shares of At Home. Certain ancillary benefits, such as accelerated or early vesting of the warrants, were dependent on the Corporation’s performance. The warrants issued by At Home were earned and vested, in part, based upon the number of subscribers obtained by the Corporation to the Corporation’s internet service. The At Home Incentive Plans terminated prior to the fiscal year ended August 31, 2001.

(5)	There are other executive officers compensated at this salary level.

(6)	Includes imputed interest on interest free loans and automobile and other transportation-related benefits.

(7)	Includes pension plan contributions paid on their behalf by the Corporation and, as applicable, director’s fees from, and the cash value of options exercised by such Named Executive Officer in, subsidiary, affiliated or associated corporations.

Bonus Plan

Subsequent to the end of fiscal 2002, the Corporation adopted a bonus plan for senior management and other employees for fiscal 2003. The plan establishes a bonus pool based upon aggregate base compensation figures of approximately $15.2 million. Bonuses will be based upon the Corporation’s success in achieving its free cash flow objectives in fiscal 2003. No bonuses will be granted unless the Corporation reaches 75% of its objective. If the Corporation achieves between 75% and 100% of its objective, bonuses will be paid to a group of at least 60 employees and calculated as a prorated amount of the $15.2 million bonus pool. Additional bonus amounts will be granted if the Corporation exceeds its objectives, up to a maximum aggregate bonus pool of approximately $16.7 million.

Stock Option Plan

The Stock Option Plan of the Corporation provides that options may be granted to such directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price equal to the closing price of the Class B Non-Voting Shares on The Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the date on which the option is granted. Unless otherwise determined by the Board, options are not immediately exercisable, but rather, 25% of the original grant is exercisable on each of the first, second, third and fourth anniversary dates of the date of grant. Options granted under the Stock Option Plan, subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. The options are not transferable or assignable.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth details of stock options held or exercised by each Named Executive Officer during the most recently completed financial year and the value of such options based on the difference between the market value of $15.00 per Class B Non-Voting Share as at August 31, 2002 and the exercise price of the options.

			Unexercised Options		Value of Unexercised
	Securities	Aggregate	as at		In-The-Money Options
	Acquired	Value	August 31, 2002		as at August 31, 2002
Name	on Exercise	Realized	(#)		($)

	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

JR Shaw	Nil	Nil	200,000	200,000	Nil	Nil
Jim Shaw(1)	Nil	Nil	200,000	200,000	Nil	Nil
Peter J. Bissonnette	Nil	Nil	100,000	100,000	Nil	Nil
Ronald D. Rogers(1)	Nil	Nil	50,000	50,000	Nil	Nil
Margot M. Micallef	Nil	Nil	50,000	50,000	Nil	Nil

Note:

(1)	Jim Shaw and Ronald D. Rogers each hold options to acquire an additional 9,000 Class B Non-Voting Shares at an exercise price of $16.45 and $9.50 per share, respectively. Such options, which are fully vested and expire in 2010, were originally granted to them in their capacities as directors of Canadian Satellite Communications Inc. (“Cancom”). On the takeover of Cancom by the Corporation, such options became exercisable for Class B Non-Voting Shares of the Corporation. All other terms and conditions of the options remained the same.

None of the options granted to Named Executive Officers were exercised as of the date of this proxy circular.

Employee Share Purchase Plan

An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enrol in the ESPP. Officers of the Corporation, including the Named Executive Officers, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly basic compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. CIBC Mellon Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSX using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to twice in any twelve month period.

As at August 31, 2002, approximately 41% of eligible employees of the Corporation purchased Class B Non Voting Shares under the ESPP. Currently, an aggregate of approximately 312,000 Class B Non-Voting Shares are held under the ESPP.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Human Resources Committee is comprised of three outside and unrelated directors, Charles V. Keating (Chair), Ronald V. Joyce and JC Sparkman. The Human Resources Committee has the responsibility of annually setting and approving the compensation package for the Executive Chair and for annually reviewing and approving the compensation packages for senior management of the Corporation. The Human Resources Committee also reviews and approves changes to the Corporation’s compensation policies in respect of matters such as pension plans, employee benefit plans and the structure and granting of stock options. Further, the Human Resources Committee approves the lateral appointment of senior management recruited from outside the Corporation as well as the promotion of senior management within the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Salaries and Bonuses

Analysts and others have continually stressed that the Corporation boasts one of the best management teams in North America. Therefore, others often seek to entice senior management of the Corporation to work for competitors or others in the communications industry, as far afield as the United States and elsewhere. For this reason, the Human Resources Committee of the Corporation has, in conjunction with outside experts, established a compensation policy intended to reward executives for individual achievement, provide incentives for future performance, align management’s goals with those of the shareholders of the Corporation, and retain key management personnel.

The Human Resources Committee is satisfied that the above objectives are being met and that the compensation levels for executives in the Corporation are commensurate with those of others in the industry in North America.

Further, the Corporation has established a bonus plan for fiscal 2003 which is tied to the performance of the Corporation to its free cash flow targets. If the Corporation meets its free cash flow target of $105 million for the fiscal year ending August 31, 2003, as previously disclosed, approximately $15 million will be set aside to pay bonuses to employees of the Corporation. See “Statement of Executive Compensation – Bonus Plan” for further details of this plan. The bonus plan is in keeping with similar plans adopted by the Corporation from time to time that rewarded employees for the success of the Corporation in attaining performance targets. Most notable in this regard was the At Home Incentive Plan, which rewarded employees for reaching certain penetration targets for the Corporation’s High-Speed Internet service (known at that time as Shaw@Home). The Human Resources Committee is satisfied that this incentive plan ensured the alignment of the Corporation’s goals with those of the employees and assisted in the success of the Corporation in attaining one of the highest penetration levels for Internet subscribers in North America. Based on this experience, the Human Resources Committee structured the current bonus plan in an equivalent manner.

The compensation package of the Chief Executive Officer (the “CEO”) of the Corporation is similarly determined. Since the current CEO took office in December, 1998, the market capitalization of the Corporation has increased from $2.2 billion to its current $3.5 billion. This market valuation excludes the shareholder value generated through the spin off of the Corporation’s programming division to create Corus Entertainment Inc. in September, 1999. During this same period, revenues increased approximately 132% and operating income increased approximately 97%. The CEO’s salary has increased only modestly throughout this period. The bonuses paid to the CEO during this period were intended to reward the CEO in the same fashion through the same bonus plans in which all other senior officers of the Corporation participated.

The Human Resources Committee agreed with the Corporation’s decision not to pay bonuses to the CEO or other senior officers of the Corporation (other than to the Executive Chair pursuant to his separate contract) for the year ending August 31, 2002 in light of the Corporation’s more restrained growth during such period.

Finally, with respect to the Executive Chair of the Corporation, the Corporation, upon recommendation of the Human Resources Committee, entered into an agreement with the Executive Chair in 1997 in recognition of the contribution by JR Shaw as founder of the Corporation and in recognition of his leadership and stewardship of the Corporation over the last 36 years. The Executive Chair’s bonus remains governed by the terms and conditions of such agreement.

Pension Plans

The Corporation provides all eligible employees with defined contribution pension plans (also known as money purchase plans). Under these plans, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution of $13,500 in Canada. Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the Named Executive Officers are included in “All Other Compensation” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As defined contribution plans, these pension plans of the Corporation are fully funded and are not subject to surpluses or deficiencies.

Effective September 1, 2002, the Corporation established a Supplemental Executive Retirement Plan (“SERP”) for its most senior officers (including the Named Executive Officers), who after such date, ceased to participate in the Corporation’s defined contribution pension plans. The SERP is a non-contributory defined benefit pension plan which is unfunded and not guaranteed by the Corporation, unless there is a change of control of, or merger involving, the Corporation, in which event the SERP becomes fully vested and fully funded immediately.

Pension payments under the SERP are based upon SERP eligible earnings (base salary plus annual cash bonus) and service time as a senior officer of the Corporation, as set forth in the table below. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

An officer of the Corporation must be in a SERP-eligible position for 5 years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with 10 years of SERP-eligible service. Officers between the ages 55 and 60 with less than 10 years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

SERP Payment Table

	Years of Senior Executive Service
Remuneration(1)
	$5	10	15	20	25	30

400,000	100,000	200,000	230,000	260,000	280,000	280,000
500,000	125,000	250,000	287,500	325,000	350,000	350,000
600,000	150,000	300,000	345,000	390,000	420,000	420,000
700,000	175,000	350,000	402,500	455,000	490,000	490,000
800,000	200,000	400,000	460,000	520,000	560,000	560,000
900,000	225,000	450,000	517,500	585,000	630,000	630,000
1,000,000	250,000	500,000	575,000	650,000	700,000	700,000
1,100,000	275,000	550,000	632,500	715,000	770,000	770,000
1,200,000	300,000	600,000	690,000	780,000	840,000	840,000
1,300,000	325,000	650,000	747,500	845,000	910,000	910,000
1,400,000	350,000	700,000	805,000	910,000	980,000	980,000
1,500,000	375,000	750,000	862,500	975,000	1,050,000	1,050,000

SERP Payment Table (Cont’d)

Remuneration(1)	Years of Senior Executive Service

	$5	10	15	20	25	30

1,600,000	400,000	800,000	920,000	1,040,000	1,120,000	1,120,000
1,700,000	425,000	850,000	977,500	1,105,000	1,190,000	1,190,000
1,800,000	450,000	900,000	1,035,000	1,170,000	1,260,000	1,260,000
1,900,000	475,000	950,000	1,092,500	1,235,000	1,330,000	1,330,000

Note:

(1)	Assumes full vesting in SERP. Remuneration for purposes of the SERP is the average SERP pensionable earnings based on the annual average of the best consecutive 36 months of SERP eligible earnings

(2)	Remuneration covered by the SERP and estimated credited years of service (rounded to the nearest whole year, as at August 31, 2002) for the Named Executive Officers are as follows:

	Average SERP Pensionable
	Earnings	Credited Years
Named Executive Officer	($)	of Service

JR Shaw	2,757,143 (a)	36
Jim Shaw	1,850,000	20
Peter J. Bissonnette	1,246,667	13
Ronald D. Rogers	1,133,333	7
Margot M. Micallef	1,083,333	9

Note:

(a)	JR Shaw has agreed to cap his average SERP pensionable earnings at this amount. The maximum annual pension that any employee may receive under the SERP is 70% of average SERP pensionable earnings.

Employment Contracts

The Corporation entered into an agreement on November 18, 1997 with its Executive Chair, JR Shaw, which provides amongst other things for an incentive bonus. The agreement provides that the incentive bonus shall be paid provided the Corporation reaches its financial targets. The agreement specifies that the amount payable to the Executive Chair each year is to be between 0.5% and 1.0% of the operating income of the Corporation for the year in which the bonus is to be paid. Accordingly, as the Corporation met its financial targets for fiscal 2002, the Corporation was required to pay a bonus to the Executive Chair for such year pursuant to such agreement. The bonus paid for fiscal 2002 was consistent with prior years and the terms of the agreement.

Subsequent to the end of the fiscal 2002, the Corporation entered into a retention agreement with its Chief Financial Officer, Ronald D. Rogers, in recognition of his service and contributions to the Corporation. Among other things, the agreement provides for the payment of an annual salary not less than the Chief Financial Officer’s current salary of $450,000 and for participation by the Chief Financial Officer in the Corporation’s SERP. The agreement also provides for the payment of retention bonuses to the Chief Financial Officer, in lieu of any other bonuses, in the amount of $1,000,000 payable on August 31, 2003 and $500,000 payable at the end of every quarter thereafter until August 31, 2004, provided that the Chief Financial Officer remains employed as of each of such dates.

No other Named Executive Officer has an employment contract with the Corporation.

Submitted on behalf of the Human Resources Committee:

Charles V. Keating,
Chair Ronald V. Joyce
JC Sparkman

COMPENSATION OF DIRECTORS

Directors of the Corporation are remunerated for their services as directors as follows:

Annual retainer			$24,000
Fee per meeting of the Board attended in Canada:
Directors resident in Western Canada			$2,000
Directors resident in Ontario			$2,500
Directors resident in Quebec, Atlantic Canada and the United States			$3,000
Fee per meeting of the Board attended in the United States	(U.S.	)	$3,000
Fee per telephone conference meeting of the Board or meeting of its Committees			$1,000

Unless otherwise noted, the above fees are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors.

Each director (other than management directors) is also granted options to acquire 10,000 Class B Non-Voting Shares at an exercise price of $32.62 or higher pursuant to the terms and conditions of the Stock Option Plan of the Corporation. See “Statement of Executive Compensation — Stock Option Plan”.

During the most recently completed financial year, JC Sparkman received an annual fee of (U.S.) $100,000 and the Rt. Hon. Donald F. Mazankowski and James F. Dinning each received annual fees of $48,000 for advisory and consulting services rendered to the Corporation in addition to their services as directors. All of such arrangements were terminated effective August 31, 2002.

TOTAL DIRECTORS’ AND OFFICERS’ REMUNERATION

Particulars of the remuneration paid by the Corporation and its subsidiaries to directors of the Corporation and its 30 executive officers (including the Named Executive Officers) for the year ended August 31, 2002 are as follows:

Directors’ Remuneration	$877,139
Executive Officers’ Remuneration (salaries and bonuses)(1)	$17,876,497
Total	$18,753,636

Note:

(1)	Does not include amounts accrued during fiscal 2001 but paid during fiscal 2002. Such amounts properly relate to directors’ and officers’ remuneration for fiscal 2001. See Notes to Summary Compensation Table under the heading “Statement of Executive Compensation”.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Certain officers and employees of the Corporation are currently indebted to the Corporation. The loans granted by the Corporation to such officers and employees do not bear interest. The Corporation has obtained security for such indebtedness. The aggregate amount of such indebtedness as at the date hereof was $8,453,908. Except for routine indebtedness, no other director or officer of the Corporation is or has been indebted to the Corporation.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

		Largest Amount	Amount Outstanding
	Involvement of	Outstanding During	as at
Name and Principal Position	Corporation	Fiscal 2002	November 7, 2002

		($)	($)
Peter J. Bissonnette(1)	Lender	1,000,000	1,000,000
President
Margot M. Micallef, Q.C.(1)	Lender	800,000	800,000
Senior Vice President, Law and General Counsel
Jim Shaw(1)	Lender	6,000,000	6,000,000
Chief Executive Officer

Note:

(1)	Named Executive Officer (see “Statement of Executive Compensation”)

PERFORMANCE GRAPH

The following graph compares the cumulative return of the Class B Non-Voting Shares of the Corporation with the Standard & Poor’s/TSX Composite Index and the TSX Cable and Entertainment Index for the period commencing on August 31, 1997 and ending on August 31, 2002.

Relative Total Return Performance
Shaw Communications Inc. vs. S&P/TSX Composite vs. TSX Cable &
Entertainment Index
August 31, 1997 to August 31, 2002

OTHER INFORMATION

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management is unaware of any material interest of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE

The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s corporate governance practices with respect to various matters addressed by the guidelines (the “Guidelines”) adopted by the TSX in 1995.

The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance Committee of the Board. The Corporate Governance Committee believes that the corporate governance practices of the Corporation are appropriate for a company such as the Corporation. As a result of proposed amendments to the Guidelines and other changes in applicable laws, the Corporate Governance Committee is currently undertaking a comprehensive review of the practices and policies of the Corporation to ensure that the Corporation complies with all applicable requirements. In this regard, it has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Corporation’s commitment to exemplary corporate governance.

For example, in response to the recent passage of the Sarbanes-Oxley Act of 2002 in the United States, the Corporation has reviewed and formalized its processes with respect to disclosure controls and procedures, internal controls, related party transactions, loans to officers and directors and other matters covered by such legislation. As new rules are implemented with respect to corporate governance, disclosure and responsibility, the Corporation intends to continue to adopt “best practices” in such areas, as they may develop.

GUIDELINE	COMMENTS

The Board should assume responsibility for stewardship of the Corporation, and specifically for:	•	The Board is responsible for supervising and overseeing management of the Corporation. Management, in turn, is responsible for the day to day management of the business and affairs of the Corporation.

(a) adoption of a strategic planning process	•	The Board establishes the overall strategic objectives for the Corporation, reviews and approves management’s strategic plans and reviews emerging trends, opportunities, risks and issues with management.
	•	The Board receives at least quarterly updates from management on strategic developments and reviews and periodically adjusts consolidated and divisional budgets, plans and objectives of the Corporation as may be required.
	•	The Board reviews and approves strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings. Every other year, the Board holds a directors’ and senior management retreat at which the strategic plans of the Corporation are addressed.
	•	Every other year, the Board holds a directors’ and senior management retreat at which the strategic plans of the Corporation are addressed.

GUIDELINE		COMMENTS

(b)	risks and implementing risk management systems	•	In conjunction with management of the Corporation, the Board assesses and manages the Corporation’s exposure to risk.
		•	The Audit Committee, together with the Board, identifies and reviews with management the principal risks facing the Corporation and ensures that management has in place the policies and systems to assess and manage these risks.
		•	Specific risks and risk management are addressed by committees of the Board. For example, the Audit Committee is charged with reviewing financial risks (foreign exchange risk, interest rate risks etc.) and other insurable risks facing the Corporation. The Corporate Governance Committee is responsible for addressing risks in the areas of succession planning and conduct review, among others.

(c)	succession planning, including	•	The Corporate Governance Committee oversees management succession planning.
	appointing and monitoring senior management	•	Through the Human Resources Committee, the Board monitors and reviews the performance of senior management.

(d)	communications policy	•	The Corporation has a disclosure policy to fairly disseminate material information in a timely manner to all shareholders in accordance with applicable securities laws.
		•	The Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders as well as other material public communications.
		•	All quarterly and annual financial statements, material press releases and investor presentations are posted immediately on the Corporation’s website (www.shaw.ca).
		•	With respect to the release of its quarterly financial results, the Corporation provides live Internet and telephone conference call access to all interested parties, including shareholders and financial analysts.
		•	Every investor inquiry receives a prompt response through the finance department of the Corporation or through an appropriate officer of the Corporation.

(e)	integrity of internal control and management information systems	•	With the assistance of the Audit Committee, and in consultation with the external auditors of the Corporation, the Board ensures that comprehensive internal controls and other risk management procedures are in place.

Majority of directors should be “unrelated” and how these conclusions were reached		•	An “unrelated director” is a director who is independent from management and is free from any interests or any business or other relationships which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. A related director is one who is not an unrelated director.
		•	Based upon the definition of “unrelated director” in the Guidelines and a review of the applicable factual circumstances (including financial, contractual and other relationships), 10 of the 13 proposed nominees for election to the Board are unrelated directors. JR Shaw, Jim Shaw and Bradley S. Shaw are related directors, due to their positions as officers of the Corporation or its subsidiaries.
		•	Ten of the 13 proposed nominees for election to the Board do not have interests in (other than shareholdings), or relationships with, either the Corporation or the Corporation’s significant shareholder. JR Shaw, Jim Shaw and Bradley S. Shaw are related to the Corporation’s significant shareholder through the voting trust described under the heading “Proxy Information — Voting Shares and Principal Holders Thereof”. Based upon the foregoing, the Board adequately represents the interests of shareholders other than the significant shareholder.

GUIDELINE	COMMENTS

Appoint a committee, composed	•	The Corporate Governance Committee is composed of four outside, unrelated directors.
exclusively of outside (i.e. non- management) directors, a majority of whom	•	In conjunction with the Executive Chair, the Corporate Governance Committee reviews potential candidates for the Board and makes recommendations to the full Board.
are unrelated, with the responsibility for appointing and assessing directors	•	The Corporate Governance Committee reviews the effectiveness of the Board, its committees and individual directors.
implement a process for assessing the effectiveness of the Board, its committees and individual directors	•	Under the direction of the Corporate Governance Committee, the Corporation developed and completed a Board Effectiveness Questionnaire during fiscal 2002. The Corporate Governance Committee is currently reviewing recommendations arising out of the questionnaire and intends to implement such changes arising therefrom as it considers appropriate. The questionnaire will be completed annually.

Provide orientation and education programs for new directors	•	The Corporation runs an in-depth orientation session which, while aimed at new directors, is open to all directors. The session includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, and an introduction to the Corporation’s management team.
	•	The Corporation undertakes ongoing continuing education efforts which includes tours of various corporate sites and facilities, meetings with management of the Corporation, and a directors’ retreat held every other year.

Consider the size of the Board and the impact of the number of directors on Board	•	The Board considers the composition and size of the Board (up to a maximum of 14 directors) to be appropriate given the Corporation’s current businesses.
effectiveness	•	The directors of the Corporation reflect diverse expertise and geographical perspectives, and come from political, regulatory and industry backgrounds.

Review compensation of directors in light of risks and responsibilities	•	Directors are remunerated for their services through an annual retainer as well as fees per meeting. See “Executive Compensation and Related Matters — Compensation of Directors”.
	•	The Human Resources Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors. In conjunction with external consultants, the Human Resources Committee is undertaking a review of fees paid by the Corporation to directors to ensure that it is competitive with the market and that it reflects the value that the directors bring to the Corporation.
	•	The Corporation has adopted a Director Special Services Policy pursuant to which, upon approval of the Corporate Governance Committee and where not otherwise prohibited by law, individual directors may be retained to provide special services to the Corporation for a fee. No directors currently provide special services to, or receive a special fee from, the Corporation.

Committees should generally be composed of outside directors, a majority of whom are unrelated	•	The Board relies on its committees to perform certain of its duties and responsibilities. The Board currently has four standing committees: Executive, Audit, Corporate Governance and Human Resources, as described in more detail in this proxy circular.
	•	Other than the Executive Committee, each committee is composed of outside directors, a majority of whom are unrelated. The Executive Committee is composed of the Executive Chair of the Corporation and four outside, unrelated directors.
	•	Under the direction of the Corporate Governance Committee, the Board is in the process of formalizing and updating specific mandates or terms of reference for each committee.
	•	The Chair of each Committee reports on each of their meetings and seeks approvals as required from the full Board on a quarterly basis.

GUIDELINE	COMMENTS

Assume responsibility for the Corporation’s approach to governance issues	•	The Corporate Governance Committee is responsible for the Corporation’s approach to corporate governance issues.

Develop position descriptions for the Board and the Chief Executive Officer and define the corporate objectives for which the Chief Executive Officer is responsible for meeting	•	The Board is in the process of developing a board manual that will include specific position descriptions for the Executive Chair and individual directors, and of the Board itself. In addition, the manual will define the position and corporate objectives of the Chief Executive Officer.

Implement structures and procedures to enable the Board to function independently	•	The positions of Executive Chair and Chief Executive Officer of the Corporation are held by different individuals.
of management	•	Following each meeting, the Board and its committees conduct “in camera” sessions, at which no management directors or members of management (other than the Executive Chair) are present.

Ensure an Audit Committee (all of the	•	The Audit Committee is composed of three outside, unrelated directors.
members of which are outside directors)	•	The Corporation has developed an Audit Committee mandate which is currently being
has a specifically defined mandate; direct		reviewed and revised to reflect recent and proposed changes in the law.
communication channels with auditors; and	•	Generally, the Audit Committee is responsible for the Corporation’s financial reporting
oversight responsibility for internal control		processes and the quality of its financial reporting. In fulfilling this responsibility, the Audit Committee oversees the terms of engagement and relationship between the Corporation and its external auditors. In doing so, the Audit Committee is free to communicate directly with the external auditors of the Corporation without the presence of management.
	•	The Audit Committee oversees the integrity of the Corporation’s internal controls and risk management, and reporting procedures with respect thereto. In this regard, the Audit Committee specifically reviews and addresses fraud prevention and other internal control procedures as well as the management and mitigation of contingent liabilities, including litigation and regulatory compliance matters.
	•	The Corporation has implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.
	•	It is the Corporation’s intention to ensure that at all times at least one member of the Audit Committee qualifies as a “financial expert” as contemplated by the relevant regulatory authorities.

Implement a system to enable individual directors to engage outside advisors at the Corporation’s expense	•	The Board and its committees may retain outside advisors as they deem necessary. Individual directors may also retain outside advisors, at the expense of the Corporation, upon approval of the Corporate Governance Committee.

Submitted on behalf of the Corporate Governance Committee:

Donald F. Mazankowski, Chair
Adrian Burns
John S. Thomas
Willard H. Yuill

CERTIFICATE

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) JR Shaw Executive Chair	(signed) Jim Shaw Chief Executive Officer

November 7, 2002

SHAW COMMUNICATIONS INC.
CLASS A PARTICIPATING SHARES
PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THE 4TH DAY OF DECEMBER, 2002.

The undersigned shareholder of Shaw Communications Inc. (the “Corporation”) hereby appoints JR SHAW of Calgary, Alberta, or failing him, MARGOT M. MICALLEF, of Calgary, Alberta, or instead of either of the foregoing,                      of                      as the nominee of the undersigned to attend and act for the undersigned at the Annual General Meeting (the “Meeting”) of the shareholders of the Corporation to be held on Wednesday, the 4th day of December, 2002, at 11:00 a.m. (Calgary time) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting, any adjournment or any adjournments thereof; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1.	VOTED FOR	WITHHOLD FROM VOTING

the election as directors of the persons named in the proxy circular with respect to the Meeting; and

2.	VOTED FOR	WITHHOLD FROM VOTING

the appointment of Ernst & Young LLP as auditors of the Corporation and the authorization of the directors to fix the remuneration of such auditors.

     Unless otherwise indicated above, this proxy is to be voted for each of the resolutions in respect of the election of directors and the appointment of the auditors referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

DATED the                      day of                     , 2002.

Signature of Shareholder

Name of Shareholder
(please print)

Notes:

1.	This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.
2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.
3.	A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.
4.	This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
5.	In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address P.O. Box 2517, Calgary, Alberta, T2P 4P4), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.
6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted or withheld from voting as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.